                                                                       Exhibit 1

                                                                   July 28, 1997

                 NYSEG/PSC Staff Joint Statement of Principles
                             to Govern a Settlement

Coal Plant Valuation

o Coal plant valuation to be determined by a simultaneous multiple round open auction process designed to obtain highest final market value for purposes of mitigation of above-market costs and establishment of regulatory asset for recovery of remaining above-market costs. All coal plants and associated assets and liabilities (including, without limitation, Somerset railroad, environmental liabilities, coal purchase contracts, etc.) will be subject to such auction process. The process will not be designed to necessarily require NYSEG to divest its coal plants to a third party, except as otherwise agreed to in this settlement. The company's unregulated generating subsidiary (GenSub) can participate as a bidder, and shall not have any special rights or privileges, including the right to close out the bidding by a matching bid. NYSEG shall provide (with appropriate confidentiality protections) all potential bidders with the same plant and operating information as NYSEG makes available to GenSub.

o The ascending bid auction proceeds for a given coal plant until no new bids are received. Bids are compared in the auction process on a gross cash basis, and the company agrees to sell (or transfer to GenSub) the plants at the auction determined value without subsequent negotiation of value.

o The auction process will be completed and the transaction(s) resulting therefrom shall close no later than 8/1/99.

o If no bids are received for a plant above the minimum bid requirement of the auction, an appraisal process will be used and completed no later than 8/1/99, or as soon as practicable thereafter. The valuation, on an after-tax basis, achieved by the appraisal process shall be used in lieu of the value of net after tax auction proceeds for purposes of establishing the regulatory asset or credit as set forth below.

o Protocols, terms and conditions to implement the auction and appraisal process will be developed by the company in consultation with Commission Staff and will be submitted to the Commission for pre-auction approval by approximately February 1, 1998. Such auction provisions will state time requirements for bids and have mechanisms to pre-qualify bidders willing and able to abide by auction requirements and to disqualify or penalize bidders for cause. The Commission may employ a consultant, at NYSEG's expense (recoverable from the auction proceeds), to advise the Commission on the design and implementation of the auction process consistent with this Settlement. The Commission shall select the consultant from a list of at least three qualified individuals or firms selected jointly by the company and the Commission Staff.

o In order to facilitate a competitive generation market, an auction sale or transfer free and clear of the company's mortgage indenture, and establishment of a minimum bid value for the auction process, the coal plants will be transferred to GenSub as soon as practicable after the creation of HoldCo and obtaining the mortgage trustee's release. GenSub earnings with respect to any such transferred plant will be combined with RegSub's earnings for the period prior to an auction sale or transfer of that plant. Upon such transfer, a regulatory asset of RegSub will be created for the difference between the book value of the coal plants and the valuation performed in accordance with the bond indenture. Such regulatory asset will be adjusted subsequently upon a sale or transfer based on the cash proceeds resulting from the auction process net of tax, auction and transaction costs. Once a plant is sold or transferred pursuant to the auction process there will be no further readjustment of RegSub's regulatory assets.

o Upon completion of the auction process and sale of any plant to an unrelated third party or GenSub, the regulatory asset or credit on RegSub's books will represent the difference between the net book value of the plant, less funded deferred taxes, and the net after-tax auction proceeds. This regulatory asset or credit will be grossed up in accordance will SFAS
     109. Any net regulatory asset and carrying charges thereon (calculated based on the pre-tax cost of capital used by the Commission to determine the Company's retail rates, i.e. 12.43%) will be recovered from all customers through a wires charge over a period of time to be determined by the Commission at the conclusion of the auction process and which shall not exceed the weighted average remaining life of the auctioned assets as of the conclusion of the auction process and the closing(s) thereon. In the event that the GenSub is the winning bidder of any plant in the auction, any deferred tax liability on the gain will remain the responsibility of RegSub's customers by virtue of its inclusion in the calculation of the above-described regulatory asset or credit which may result from the auction. The amount of this future customer responsibility will be limited to the tax (calculated at the then current tax rate) which derives from the tax gain that would have been realized at the time of the transfer to the GenSub at the auction-determined value, had the sale been made to an unrelated third party grossed up in accordance with SFAS 109. Any net regulatory credit will be used by RegSub to writedown the company's Nine Mile II investment, and any such credit remaining after such writedown will be used by RegSub as directed by the Commission.

Rate Plan

o There will be no second and third year increases as provided for in the September 27, 1995 rate settlement. Beginning 8/1/97, rates will be reduced 5% per year for 5 years for industrial customers with average on-peak demands for 500 KW or more and all customers with load factors of 68% or greater. Customers currently served pursuant to contracts or incentive rates will become eligible for such rate reductions after expiration of contracts unless contracts render them eligible for such reductions during term of contract.

o Stranded cost recovery, including amortization of the RegSub regulatory assets associated with the coal plants, is presumed within overall rate objectives during the five-year rate cap period and recovered through retail electric rates. Post-year 5, remaining RegSub regulatory assets, including those resulting from the auction process, and hydro, IPP and nuclear fixed costs will be recovered (for the life of the amortization period, contract or license) through a non-bypassable wires charge or, possibly, a non-bypassable competitive transition charge (CTC). Nuclear variable costs, which would exclude a decommissioning and wind down costs and 62.5% of annual property taxes, will be put to market post-year 5, provided that the company's cotenants put the same to market. In year 5, RegSub will make a filing with the Commission for year 6 rates for RegSub.

o Company may petition for recovery of costs in excess of 3% of RegSub Net Income for items identified as Category 1 on Appendix A attached hereto (force majeure). Definitive agreement will define force majeure. Recovery of costs is also permitted upon petition by the company for costs incurred above the target levels of Category 2 items pursuant to Appendix A, which will be refined to show zero targets for legislative, etc. changes. Recovery will be determined through a limited and expedited process similar to a traditional "second stage" review and will not result in a reopener of any terms of the settlement. The Company shall submit an annual filing which reports the variances of actual costs from the Category 1 and 2 targets and costs included on Appendix A. Any recovery of Category 1 or 2 cost items may be offset by Category 1 or 2 savings below the targets achieved during the period, any earnings in excess of the 12% cap discussed below, and any net NUG contract cost savings achieved by contract termination or restructuring during the period. System benefits charge-related Category 2 targets may be separated into an unbundled System Benefit Charge as determined by the Commission and, upon such separation, are deleted from Category 2 for purposes of recovery. Separation of the SBC targets from Category 2 will not alter the target levels for these components from those shown on Appendix A. After creation of such SBC, any variances from the targets for the separated components will be recovered or credited through the SBC.

o Over the five-year price cap period, RegSub earnings are capped at 12% of common equity including any combined GenSub earnings prior to the completion of the auction or the subsequent appraisal process (if necessary). The RegSub earnings floor is 9.0% during that period. Any earnings in the excess of 12% will be returned to customers in a manner to be determined by the Commission. Notwithstanding a Company filing to recover costs pursuant to the Category 1 and 2 cost items, the Company shall make an annual filing for each of the years of this Agreement to report on earnings and to defer any excess earnings for the benefit of customers. The company may petition for rate relief if earnings fall below the floor. In the event that in any year of the price cap period the company petitions for cost recovery under the uncontrollable cost recovery provision stated above for Category 1 or 2 items, the Commission will be entitled to offset any such request with any company earnings in excess of 12% that would have been realized but for the use by the company of accelerated (increased) depreciation or amortization of any physical or regulatory assets. Such acceleration (increase) is permitted without pre-approval by the Commission.

Retail Access

o The company will implement the retail access program required in the Dairylea proceeding.

o     Access to Norwich and Lockport customers begins on 8/1/98.

o All remaining customers transitioned to retail access starting 8/1/99 assuming ISO is approved by FERC and operating. Customers selecting a new supplier will have power delivered by RegSub for their chosen supplier commencing no later than 12/31/99. RegSub may rely on the ISO to plan for power supply.

o Company permits access to those customers taking service at negotiated or incentive rates if their contracts allow for it.

o For customers eligible for retail access through the Dairylea proceeding, the backout method for billing retail access customers for the period prior to the completion of the auction and the closing(s) thereon is the market price of energy plus a 4 mill/kWh adder for industrial and large commercial customers and a 10 mill/kWh adder for residential and small commercial customers.

o The retail access credit used to back out generation during the period prior to the completion of the auction and the closing(s) thereon for Norwich and Lockport customers electing to switch suppliers shall be the market price of energy plus a 4 mill/kWh adder for industrial and large commercial customers, and a 10 mill/kWh adder for residential and small commercial customers, but such credit shall in no event exceed 3 cents/kWh, including GRT.

o The retail access credit used to back out generation during the period following the completion of the auction and the closing(s) thereon through the end of the rate-cap period for all customers electing to switch suppliers shall be equal to (i) 3.23 cents/kWh including GRT through 7/31/2000, (ii) 3.47 cents/kwh including GRT from 8/1/2000 through 7/31/2001, and (iii) 3.71 cents/kwh including GRT from 8/1/2001 through 7/31/2002. Commencing 8/1/2002, all costs (other than the non-bypassable wires charge or CTC) related to the assets subject to the auction/appraisal process hereunder shall be excluded from the rates charged by RegSub for all customers, and all customers shall pay the market price of generation plus any applicable GRT.

o In the event the auction or appraisal process and the closing(s) thereon are not completed by 8/1/99, the retail access credit during the period commencing 8/1/99 and ending upon the completion of the auction or appraisal process used to back out generation for all customers electing to switch suppliers shall be the market price of energy plus a 4 mill/kWh adder for industrial and large commercial customers and 10 mills/kWh adder for residential and small commercial customers, but such credit shall in no event exceed 3.23 cents/kWh, including GRT.

o All customers, including those who switch suppliers, shall pay the non-bypasssable wires charge or CTC plus any GRT for as long as is necessary to permit the company to recover the regulatory asset determined by the auction process. Bills will disclose all generation-related credits and charges.

o Other NY utility ESCOs permitted into service territory only on a reciprocal basis.

o Except as specifically modified by this Agreement, the Company's right and obligation under New York Law and its Public Service Law Section 68 Certificates to provide electric service to its customers remains unchanged notwithstanding the full implementation of retail access and remains in full force and effect for the full term of the Definitive Agreement and thereafter until duly changed.

Corporate Structure

      Structural separation via holding company as set forth in paragraphs 1 through 7 of Section VII of the 3/25/97 "Definitive Agreement" filed by the company, including the following:

o Conditions to ensure protection and prevent anti-competitive behavior as set forth in subparagraphs (a) through (e) of paragraph 8 of Section VII of the 3/25/97 "Definitive Agreement," and subparagraph (f) thereof, as modified as set forth on Attachment B.

o The company shall have flexibility to retain on a cumulative basis M&A savings for a period of five years from the date of closing of any utility merger or acquisition pursuant to a petition filed jointly or individually by the company, up to the amount of acquisition premium paid over the lesser of book value or fair market value of assets merged or acquired. Savings in excess of that recovery will be disposed of by order of the Commission. Cost recovery provisions of settlement continue in combined entity. Company petitions given expedited review and treatment.

o Affiliate ESCO permitted to operate in service area with competitive safeguards.

o The Section 107 order (Order in Case 91-M-0838, issued April 28, 1992) on diversification is superseded.

Rate Design

o Undue bill shock for any customers from any rate design changes will be avoided. Rate design for the five-year rate cap period will be pre-approved by the Commission in the definitive settlement agreement, and will increase the basic monthly charge in steps as energy charges decrease toward marginal cost. Imposition of certain revenue neutral direct charge fees based on incremental costs may be proposed by the company. RegSub may petition for minor, revenue-neutral price changes between and within customer classes. The company may also petition for a retail access transaction fee on an incremental cost basis.

Unbundling

o On August 1, 1997, or as soon thereafter as practicable, customers' rates will be unbundled as follows:

      -     Electric Power Supply per Kwh and per KW.
      -     Electric Power Delivery (T&D) per Kwh and per KW.
      -     Basic Service Charge (BSC) per customer per month.
      - Non-bypassable wires charge or CTC to amortize regulatory asset per Kwh and per KW.
      -     System Benefits Charge applied as determined by the Commission.

o Further unbundling of Delivery into Transmission and Distribution elements will be implemented based on the classification of facilities determined in the proceeding begun for that purpose at the February 12, 1997 session.

o The company commits to provide a study and agrees to unbundle "customer service" functions on an incremental cost basis by tariffs to be effective 8/1/99.

General

o The settlement meets all of the PSC's rate goals. It encourages economic development and freezes prices under a hard, five-year price cap. The aggregate value of the revenue concessions is nearly $600 million.

Other Issues

o Company withdraws outstanding Energy Association, year-2 rate increase, and Dairylea litigation against the Commission pursuant to mutually-agreed stipulations.

o After further negotiation, the current gas rate settlement will be extended through July 31, 2002.

o Implementation of a penalty-only service quality plan which focuses on T&D reliability.

o If the Company achieves NUG contract savings from targets to be set forth in the Definitive Agreement (net of transaction costs) during the rate cap period through contract termination or restructuring (but not securitization), 80% of such savings shall flow through to customers as determined by the Commission; the remaining 20% shall be retained by the Company. The foregoing is subject to the potential offset against uncontrollable costs described above in the event the Company petitions for uncontrollable cost recovery with respect to Category 1 or 2 items. Beginning in year 6 of the settlement, all net NUG contract cost savings are subject to flow through to customers as determined by the Commission.

o     Net gross receipts tax savings will be flowed through to customers.

o     SC-11 tariff modification to be negotiated.

o Deferred credit balances as of 8/1/97 will be used by the company during the rate cap period as an offset to deferred charges.

o The FAS 71 language in the 3/25/97 "Definitive Agreement" is to be included.

o The finality language in the 3/25/97 "Definitive Agreement" is to be included.

o     Definitive settlement agreement to be negotiated expeditiously.

STATE OF NEW YORK                           NEW YORK STATE ELECTRIC & GAS
DEPARTMENT OF PUBLIC                          CORPORATION
  SERVICE STAFF                             By:  Huber Lawrence & Abell,
                                                 General Counsel


By: /s/ Leonard Van Ryn                     By: /s/ Kenneth M. Jasinski
    -----------------------------               ------------------------------
    Leonard Van Ryn, Staff                      Kenneth M. Jasinski,
      Counsel                                     Partner

Dated: July 28, 1997                        Dated: July 28, 1997

                                                                     Appendix A
                                                                     Page 1 of 2
--------------------------------------------------------------------------------
                           Price Adjustment Factor(1)
--------------------------------------------------------------------------------
                                   Category 1               Category 2
--------------------------------------------------------------------------------
Frequency                        One-Time Event           Ongoing Costs
--------------------------------------------------------------------------------
General Description of   National Disasters, Acts of    Accounting, Legislative,
Qualifying Events:       Terrorism, and Category 2      Regulatory, or Tax
                         Costs Incurred Before Rates    Changes
                         are Changed
--------------------------------------------------------------------------------
Examples of Potential           - Storms              - Change in DSM Expenses
Qualifying Events:              - Bombings        - FASB Accounting
                                - Retroactive Tax
                                  Levies                   Pronouncements
                                                    - Changes in Federal Income
                                                             Tax Rate
                                                     - Changes in Nuclear
                                                         Decommissioning Costs
                                                        - NYPA Transmission
                                                            Adjustment Charge
--------------------------------------------------------------------------------
Threshold Limits for     Aggregate Costs in Excess of       Variations from
Rate Recovery:           3% of RegSub Net Income            Targets Stated in
                                                            Appendix A, Page 2
--------------------------------------------------------------------------------
Recovery Method:         The PAF will be applied to         The PAF will be
                         each customer's bill in a          applied to each
                         manner to be determined by         customer's bill in a
                         the Commission.                    manner to be
                                                            determined by the
                                                            Commission.
--------------------------------------------------------------------------------
Timing of Rate           Annually in a manner and           Annually in a manner
Change/Recovery Period:  over a period to be                and over a period to
                         determined by the                  be determined by the
                         Commission.                        Commission.
--------------------------------------------------------------------------------
(1) The price adjustment methods relate to cost increases and decreases.
--------------------------------------------------------------------------------
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                                                                     Appendix A
                                                                     Page 2 of 2
--------------------------------------------------------------------------------
                   Category 2 Price Adjustment Factor Targets
                                     ($000)
--------------------------------------------------------------------------------
                                                 12 Months Ending July,
--------------------------------------------------------------------------------
                                       1998     1999     2000     2001     2002
--------------------------------------------------------------------------------
Nuclear Decommissioning Costs:
--------------------------------------------------------------------------------
  Internal Fund                      $   208  $   263  $   263  $   263  $   263
--------------------------------------------------------------------------------
  External Fund                        1,494    4,062    4,062    4,062    4,062
                                     -------  -------  -------  -------  -------
--------------------------------------------------------------------------------
Total                                  1,702    4,325    4,325    4,325    4,325
--------------------------------------------------------------------------------
Demand Side Management Costs           6,090    7,124    6,924    7,162    7,431
--------------------------------------------------------------------------------
Research & Development Costs           4,710    5,951    6,996    6,902    7,065
--------------------------------------------------------------------------------
Manufactured Gas Plan Site             1,569    2,163    2,640    2,640    2,640
  Remediation Costs
--------------------------------------------------------------------------------
Fresh Start Program Costs                475      475      475      475      475
--------------------------------------------------------------------------------
Renewable Resource Costs                 157      157      157      157      157
--------------------------------------------------------------------------------
NYPA Transition Adjustment                 0        0        0        0        0
--------------------------------------------------------------------------------
Total                                $14,703  $20,195  $21,517  $21,661  $22,093
                                     =======  =======  =======  =======  =======
--------------------------------------------------------------------------------
The above targets are the amounts that are covered within the rates specified in this settlement. Prudently incurred changes from these amounts will be included in the Price Adjustment Factor.
--------------------------------------------------------------------------------
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                                                                     Page 1 of 2


                                   Appendix B

                              STANDARDS OF CONDUCT

o Separate Entities: any affiliate should be set up as a business entity separate from RegSub to foster competition in the utility's territory. Separate entities will help to minimize the potential for self-dealing and the perception of self-dealing by customers and other competitors.

o Separation of books and records: Separation should include books and records, non-officer employees, advertising and marketing efforts, and energy purchasing (except for tariffed services). Where common costs are shared to take advantage of economies of scale, direct cost allocation should be used where practical. However, if direct cost allocation is impractical, cost allocations should be accomplished by using a fully distributed cost method to be provided by NYSEG and approved by the Commission.

o Physical Separation: RegSub and HoldCo may occupy the same building. Any non-regulated affiliate, other than HoldCo, should be located at a different location from RegSub to reduce the opportunity for, and appearance of, anti-competitive behavior or other inappropriate activities. Generation employees may occupy the same building as RegSub until completion of the auction required pursuant to the competitive generation plan.

o Affiliate Transactions: Affiliate transactions should be minimized to protect against cross-subsidies. When transactions occur, they should be priced at tariff rates, if applicable, or at least at fully distributed costs. In addition, such transactions should be at arms-length. All transactions in excess of $100,000, other than tariffed transactions and corporate governance and administrative services, between RegSub and either HoldCo or any affiliate will be pursuant to written contracts filed with the Commission, and the provision of goods and services by such contracts will be on a basis that neither disadvantages RegSub nor unduly prefers HoldCo or any affiliate.

o Transfer of Assets: Any transfer of utility assets should be compensated to RegSub based on the greater of book value or market value, except for the transfer of generation assets (coal plants, related equipment and contracts) as contemplated by this settlement.

o Transfer of Data/Information: RegSub should not provide any competitive information or data to its affiliated entities unless that same information or data is provided to all competitors at the same time.
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                                                                     Page 2 of 2


o Access to Books and Records: Staff should have direct access to the books and records of RegSub and, prior to the auction, of GenSub. For purposes of Public Service Law Section 110, Staff should also have direct access to the books and records of RegSub, GenSub, HoldCo, and any majority-held affiliate. For the purpose of auditing any Section 110 transactions between RegSub and either HoldCo or its affiliates, including GenSub, HoldCo will provide Commission designated personnel reasonable opportunity to audit and such transaction, subject to appropriate confidentiality agreements and trade secret protection.

o Dispute Resolution Process: A process should be established for a competitor or customer to sue if it believes that RegSub, or its affiliate in a regulated transaction, has acted in an anti-competitive manner. Complete records of disputes should be retained for Department of Public Service review.

o Name and Reputation: There shall be no restrictions on HoldCo or any affiliate using the same name, trade name, trademarks, service name, service mark or a derivative of a name, of HoldCo or RegSub, or in identifying itself as being affiliated with HoldCo or RegSub. RegSub will not provide sales leads for customers in RegSub's service territory to any affiliate and will refrain from giving the appearance that RegSub speaks on behalf of an affiliate or that the affiliate speaks on behalf of RegSub. If a customer requests information about securing any service or product offered within the service territory by an affiliate, RegSub may provide a list of all companies known to RegSub operating in the service territory that provide the service or product, which may include the affiliate, but RegSub may not promote its affiliate.

o Debt Rating: RegSub should have its own debt rating. If RegSub experiences a downgrading or placement on creditwatch or review of its senior debt, RegSub management should notify the Director of Accounting & Finance of the New York State Department of Public Service.

o Guarantee of Affiliate Debt: RegSub should not guarantee the notes, debentures, debt obligations or other securities of any affiliate, nor should it pledge any of its assets as security for any indebtedness of HoldCo or its affiliates.

o Loans of Employees: RegSub should not loan operating employees to its affiliates. Operating employees are those involved in competitive lines of business, which excludes (among other categories) corporate governance, finance, accounting, legal, and administrative services.